UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69194

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/20** (MM/DD/YY) AND ENDING **12/31/20** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **ARES INVESTOR SERVICES LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

800 CORPORATE POINTE – 3RD FLOOR
(No. and Street)

CULVER CITY	**CALIFORNIA**	**90230**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MARK C. INFANGER **310.432.8873**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ERNST & YOUNG LLP
(Name – *if individual, state last, first, middle name*)

725 S FIGUEROA STREET	**LOS ANGELES**	**CALIFORNIA**	**90017**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- X Certified Public Accountant
- ___ Public Accountant
- ___ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Mark C Infanger, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ares Investor Services LLC, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Chief Financial Officer

Title

Notary Public

Based upon the Division of Trading and Markets Staff Statement Regarding Requirements for Certain Paper Submissions in Light of COVID-19 Concerns and the difficulties arising from COVID-19, Ares Investor Services is making this filing without a notarization.

This report ** contains (check all applicable boxes):

- X (a) Facing Page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- X (d) Statement of Changes in Financial Condition.
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors (not applicable).
- X (g) Computation of Net Capital.
- X (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 (see schedule I).
- X (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3 (see schedule I).
- (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 (not required) and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3 (not applicable).
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation (not applicable).
- X (l) An Oath or Affirmation.
- X (m) A copy of the SIPC Supplemental Report.
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (not applicable).

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ARES INVESTOR SERVICES LLC

Table of Contents

Ernst & Young LLP
725 South Figueroa St
Suite 500
Los Angeles, CA 90017

Tel: +1 213 977 3200
ey.com

Building a better working world

Report of Independent Registered Public Accounting Firm

To the Managing Member of Ares Investor Services LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Ares Investor Services LLC (the "Company") as of December 31, 2020, the related statements of comprehensive income, changes in member's equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying information contained in Schedule I has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst & Young LLP

We have served as the Company's auditor since 2014.

March 1, 2021

ARES INVESTOR SERVICES LLC
Statement of Financial Condition
As of December 31, 2020

Assets		
Cash	$	2,713,642
Receivable from affiliate		20,728
Prepaid expense and other assets		160,581
Total assets	$	**2,894,951**
Liabilities and member's equity		
Accrued expenses	$	28,731
Total liabilities		**28,731**
Contributed capital		2,880,000
Accumulated deficit		(13,780)
Total member's equity		**2,866,220**
Total liabilities and member's equity	**$**	**2,894,951**

See accompanying notes to financial statements

ARES INVESTOR SERVICES LLC
Statement of Comprehensive Income
For the year ended December 31, 2020

Revenue	
Placement fees from affiliate	$ 21,646,212
Total revenues	**21,646,212**
Expenses	
Compensation and benefits	18,415,972
Travel and entertainment	208,462
Occupancy	1,191,680
Regulatory costs	217,874
General and administrative expenses	1,612,224
Total expenses	**21,646,212**
Net and comprehensive income	**$ -**

See accompanying notes to financial statements

ARES INVESTOR SERVICES LLC
Statement of Changes in Member's Equity
For the year ended December 31, 2020

	Contributed capital	Accumulated deficit	Total
Balance at December 31, 2019	$ 2,880,000	$ (13,780)	$ 2,866,220
Net and comprehensive income	-	-	-
Balance at December 31, 2020	**$ 2,880,000**	**$ (13,780)**	**$ 2,866,220**

See accompanying notes to financial statements.

ARES INVESTOR SERVICES LLC
Statement of Cash Flows
For the year ended December 31, 2020

Cash flows used in operating activities:		
Net and comprehensive income	$	-
Cash flows due to changes in operating assets and liabilities:		
Receivable from affiliate		(6,221)
Prepaid expenses and other assets		(13,400)
Accrued expenses		5,398
Net cash used in operating activities		**(14,223)**
Net decrease in cash		(14,223)
Cash at beginning of year	**$**	**2,727,865**
Cash at end of year	**$**	**2,713,642**

(1) Nature of Business and Summary of Significant Accounting Policies

Ares Investor Services LLC ("AIS" or the "Company"), a wholly owned subsidiary of Ares Management LLC ("AM LLC"), is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). AIS primarily acts as a placement agent for private offerings of AM LLC and its affiliates. Due to the limited authority that is granted to AIS in its capacity as a broker-dealer, AIS is exempt from Rule 15c3-3 under paragraph (k)(2)(i) of the Securities Exchange Act of 1934 and therefore is not required to comply with certain regulations covering trade practices among broker-dealers and the use and safekeeping of customers' funds and securities. However, as a registered broker-dealer, AIS is subject to the SEC's uniform net capital rule of the Securities Exchange Act ("Rule 15c3-1"), which specifies the minimum level of net capital a broker-dealer must maintain.

Basis of Accounting and Use of Estimates

The Company prepares the financial statements in accordance with generally accepted accounting principles in the United States of America ("GAAP"). The preparation of financial statements in conformity with GAAP requires management to make assumptions and estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as, the reported amounts of revenues and expenses during the reporting period. Management's estimates are based on historical experiences and other factors, including expectations of future events that management believes to be reasonable under the circumstances; however, due to the inherent uncertainties in making estimates, actual amounts could differ from these estimates.

The outbreak of the coronavirus pandemic ("COVID-19") has caused uncertainty and disruption in the global economy and financial markets. As a result, management's estimates and assumptions may be subject to a higher degree of variability and volatility that may result in material differences from the current period.

Cash

Cash for the Company includes a liquid balance in a demand deposit account that is available to support the general liquidity needs of the Company. At times the cash balance may be in excess of Federal Deposit Insurance Corporation insured limits.

Financial Instruments

The Company considers cash, receivables from affiliates, and accrued expenses to be its financial instruments. The carrying amounts reported in the Statement of Financial Condition for these financial instruments equal or closely approximate their fair values.

Revenues

The Company provides services to AM LLC pursuant to an executed related party agreement ("Placement Agency Agreement"), and in return for its services the Company is reimbursed for all net operating expenses. The Company records these expense reimbursements as revenue in the period in which the expenses are incurred.

Compensation and Benefits

Compensation generally includes allocated salaries and bonuses from affiliates of the Company as the Company has no employees. Allocated costs are determined based on time spent by certain individuals who perform duties on behalf of the Company. Bonuses are accrued over the service period in which the services are provided.

(1) Nature of Business and Summary of Significant Accounting Policies (cont.)

Income Taxes

The Company's earnings flow through to the parent of the Company without being subject to entity level income taxes. Consequently, the Company's earnings reflect no provision for income taxes. At December 31, 2020, the Company had no significant uncertain tax position. The Company is subject to income tax examination by taxing authorities for all tax years after and including 2016. The Company recognizes both accrued interest and penalties in its statement of operations, when appropriate. For the year ended December 31, 2020, no such interest or penalties have been accrued.

Recent Accounting Pronouncements

The Company considers the applicability and impact of all Accounting Standards Updates ("ASUs") issued. ASUs not listed below were assessed and either determined to be not applicable or expected to have minimal impact on its financial statements.

Financial Instruments – Credit Losses

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments ("ASU 2016-13") that requires financial assets measured at amortized cost to be presented as the net amount expected to be collected. The amendments of ASU 2016-13 eliminate the probable incurred loss recognition model under current GAAP and introduce a forward-looking approach, based on expected losses, to estimate credit losses on certain types of financial instruments. The estimate of expected credit losses requires entities to incorporate considerations of historical information, current information, as well as reasonable and supportable forecasts. The new ASU also expands the disclosure requirements to enable users of financial statements to understand an entity's assumptions, models and methods for estimating expected credit losses. ASU 2016-13 is effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years.

Management has concluded that the adoption did not have a material impact on the Company's financial statements as all of its financial assets within the scope of ASU 2016-13 are short-term in nature and are therefore less susceptible to the risk and uncertainty of credit losses over extended periods of time.

(2) Related Party Transactions

AM LLC and its affiliates share personnel, office space and equipment with the Company. The Company entered into an agreement with AM LLC on March 12, 2013, as amended and restated on June 1, 2019, referred to herein as the "Expense Reimbursement Agreement," under which shared expenses are allocated based on the provisions of this agreement. The Expense Reimbursement Agreement states that AM LLC either directly or through its affiliate, Ares Operations LLC ("Ares Ops"), will provide payroll, overhead, office facilities and equipment and various other shared services. AM LLC and its affiliates are willing to provide the Company with these shared services subject to being reimbursed for the costs of such services. Expenses allocated to the Company are included in the Statement of Operations and Comprehensive Income. The following is a summary of these expenses for the year ended December 31, 2020:

Compensation and benefits	$18,415,972
Travel and entertainment	208,462
Occupancy	1,191,680
General and administrative expenses	1,551,575
Total	**$21,367,689**

The Company is party to a Placement Agency Agreement with AM LLC, as amended and restated on June 1, 2019. In consideration for the services performed by the Company, AM LLC shall cause the Company to be reimbursed in an amount equal to its operating expenses, including expenses allocated in accordance with the terms of the Expense Reimbursement Agreement.

For the twelve months ended December 31, 2020, the Company received from AM LLC $271,503 under the terms of the Placement Agency Agreement. As of December 31, 2020, the Company had receivables from AM LLC of $20,728 related to its Placement Agency Agreement.

(3) Regulatory and Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which specifies the minimum level of net capital a broker-dealer must maintain and also requires that a significant portion of a broker-dealer's assets be kept in relatively liquid form. Rule 15c3-1 requires that the Company maintain minimum net capital, as defined, and requires that the ratio of aggregate indebtedness to net capital, as those terms are defined by the rule, may not exceed 15-to-1. As of December 31, 2020, the Company's net capital was $2,684,911 which was $2,679,911 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was less than 0.1-to-1 at December 31, 2020.

(4) Contingencies

In the normal course of business, the Company enters into agreements that may include indemnities in favor of third parties and affiliated parties, such as engagement letters with advisors and consultants, as well as service agreements. In accordance with the Company's by-laws, the Company has also agreed to indemnify its officers, employees and agents in certain cases. Certain agreements do not contain any limits on the Company's liability, and therefore it is not possible to estimate the Company's potential liability under these indemnities. In certain cases, the Company may have recourse against third parties with respect to these indemnities. Further, the Company maintains insurance policies that may provide coverage against certain claims under these indemnities.

In the normal course of business, the Company may be subject to various legal proceedings and regulatory matters. Currently, there are no material legal proceedings or regulatory matters pending against the Company.

(5) Subsequent Events

The Company has evaluated subsequent events for potential recognition and/or disclosure through March 1, 2021, the date the financial statements were issued. No events were identified for recognition or disclosure.

Schedule I

ARES INVESTOR SERVICES LLC
Computation of Net Capital
Under Rule 15c3-1 of the
Securities and Exchange Commission
December 31, 2020

Computation of net capital		
Total member's equity	$	2,866,220
Deductions and/or charges		
Non-allowable assets:		
Receivable from affiliate		20,728
Prepaid expenses and other assets		160,581
Total deductions		181,309
Net capital		2,684,911
Minimum net capital requirement		5,000
Net capital in excess of requirement	**$**	**2,679,911**
Aggregate indebtedness	$	28,731
Ratio of aggregate indebtedness to net capital		0.01:1

Statement pursuant to SEC Rule 17a-5(d):

Schedule II - Computation for Determination of Reserve Requirements and Schedule III - Information Relating to Possession or Control of Securities have not been included because the Company is exempt from the computation of reserve requirements and possession or control requirements under paragraph (k)(2)(i) of Rule 15c3-3 of the Securities Exchange Act of 1934.

Statement pursuant to Paragraph (d)(2)(iii) of Rule 17a-5:

There are no material differences between the amounts presented in the computations of net capital set forth above and the amounts reported in Ares Investor Services LLC unaudited Part II-A Quarterly FOCUS report as of December 31, 2020.

ARES INVESTOR SERVICES LLC
EXEMPTION REPORT
SEC Rule 17a-5(d)(4)

Ares Investor Services LLC (the “Company”) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission. This Exemption Report was prepared as required by Rule 17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

- Ares Investor Services LLC is a broker/dealer registered with the SEC and FINRA.

- Ares Investor Services LLC claimed an exemption under paragraph (k)(2)(i) of Rule 15c3-3 for the fiscal year ended December 31, 2020.

- Ares Investor Services LLC is exempt from the provisions of Rule 15c3-3 because it meets conditions set forth in paragraph (k)(2)(i) of the rule, of which, the identity of the specific conditions are as follows:

    - The provisions of the Customer Protection Rule shall not be applicable to a broker or dealer who carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and its customers through one or more bank accounts, each to be designated as “Special Account for the Exclusive Benefit of Customers.”

- Ares Investor Services LLC has met the identified exemption provisions in paragraph (k)(2)(i) of Rule 15c3-3 throughout the period of January 1, 2020 through December 31, 2020.

- Ares Investor Services LLC has not recorded any exceptions to the exemption provision in paragraph (k)(2)(i) of Rule 15c3-3 for the period of January 1, 2020 through December 31, 2020.

I, Mark C. Infanger, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By:______________________________
Chief Financial Officer
March 1, 2021

Ernst & Young LLP
725 South Figueroa St
Suite 500
Los Angeles, CA 90017

Tel: +1 213 977 3200
ey.com

Report of Independent Registered Public Accounting Firm

To the Managing Member and Management of Ares Investor Services LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Ares Investor Services LLC (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (k): ((2)(i)) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions in 17 C.F.R. § 240.15c3-3 (k) throughout the most recent fiscal year ended December 31, 2020 without exception. Management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

This report is intended solely for the information and use of the Managing Member, management, the SEC, the Financial Industry Regulatory Authority, other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

March 1, 2021